Exhibit 99.1

Tanzanian Gold Announces US ATM Offering of Up to US$3.0 Million

TORONTO, May 02, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (the "Company”) announces that under its base shelf prospectus dated September 5, 2018, it may distribute common shares from time to time through R. F. Lafferty & Co., Inc. (the “Agent”), as agent or as principal, pursuant to a sales agreement currently in effect with the Agent for the distribution of the offered shares in the United States up to the aggregate sales amount of US$3.0 million, in accordance with the terms of the sales agreement with the Company. The offering is being made in the United States under the terms of a registration statement on Form F-3 (SEC File No. 333-226949) filed and effective with the United States SEC, and a prospectus supplement dated May 2, 2019.

Mr. James Sinclair, Executive Chairman of the company, commented, “The Company is pleased to have this complementary funding source in place and plans to continue financing the Buckreef drilling program and working capital on an as needed basis only. We have successfully demonstrated our method on this drilling campaign, and by taking financing as and when needed, we seek financing that will be as accretive as possible. If required, this program will be used to help further our approach.”

The offered common shares will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. The period of distribution will be until the US $3.0 million sale of common shares has been achieved, unless terminated earlier under the terms of the sales agreement.

The Company has agreed to pay the Agent a cash commission equal to 3.0% of the gross proceeds of the Offering.

If utilized net proceeds from the offering will be used for the Company’s drilling program at the Buckreef Project, for working capital and for other general corporate purposes.

A prospectus has been filed with the SEC and contains important detailed information about the common shares being offered. Copies of the sales agreement and the prospectus are available for free by visiting the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair
Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tanzanianroyalty.com

Cautionary Note Regarding Forward-looking Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef, the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Form 20-F Annual Report dated November 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources
The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company’s reports, including the Form 20-F Annual Report dated November 29, 2018 and technical reports filed under the Company’s name at our website at: www.TanzanianRoyaltyExploration.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.